To: Securities and Exchange Commission

VIA EDGAR

March 30, 2011

Re:

Golden Fork Corporation

Registration Statement on Form S-1

Filed December 1, 2010

File No. 333-169152

Mr. Webb:

We have filed on EDGAR Amendment No. 6 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Exhibit 23.1

Please revise the consent to refer to the appropriate amendment to the Form S-1 registration statement.  Also, please ensure that the consent is currently dated.

Response: Please see below the revised consent:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 Golden Fork Corporation

We hereby consent to this inclusion in this Registration Statement on Form S-1, Amendment No. 6, of our report dated August 30, 2010, of Golden Fork Corporation relating to the financial statements as of May 31, 2010 and for the period from inception on December 22, 2009 through May 31, 2010, and the reference to our firm under the caption “Experts” in the Registration Statement.

 /s/ M&K CPAS, PLLC

 Houston, Texas

March 30, 2011

Other

2.  Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  Our financial statements comply with Rule 8-08 of Regulation S-X and reflect our last quarter ended February 28, 2011

Yours truly,

Golden Fork Corporation

By:

/s/ Alida Heyer

Alida Heyer

President